United States securities and exchange commission logo





                            July 25, 2023

       Bhargav Marepally
       Chief Executive Officer
       StoneBridge Acquisition Corp.
       One World Trade Center
       Suite 8500
       New York, NY 10007

                                                        Re: StoneBridge
Acquisition Corp.
                                                            Registration
Statement on Form F-4
                                                            Filed June 26, 2023
                                                            File No. 333-272915

       Dear Bhargav Marepally:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed June 23, 2023

       Risk Factors
       "Failure to secure the Transaction Financing and/or equity line of credit could have a material adverse effect on the business...", page 100

   1. Please expand this risk factor to specifically state that if the SPAC is unable to consummate the
transaction financing and/or equity line of credit, the SPAC may lack funds to consummate
business combination and the risk that completion of the Business
                                                        Combination is
conditioned on the satisfaction to secure the Transaction Financing and/or equity line of credit.
 Bhargav Marepally
FirstName  LastNameBhargav
StoneBridge  Acquisition Corp. Marepally
Comapany
July       NameStoneBridge Acquisition Corp.
     25, 2023
July 25,
Page  2 2023 Page 2
FirstName LastName
The Business Combination Proposal
The Reorganization, page 141

2. We note that subsequent to the consummation of the Business Combination, "PubCo" will undergo a reorganization pursuant to which DigiAsia will convert the CLAs into shares of
         PT DAB, such that, following such conversion, DigiAsia will hold 99.9999% of the entire issued capital of PT DAB. Please clarify whether the conversion will result in the consolidation of PT DAB as a voting interest entity. Tell us what the effect of this conversion, as well as other changes, will have on the amount of the non-controlling financial interest. In addition, tell us how you will account for the reorganization and whether pro forma information should be provided.
StoneBridge's Board of Directors' Reasons for the Approval of the Business Combination, page
144

3.       We note that as part of your disclosure of the factors relied upon by
StoneBridge   s Board
         of Directors when approving the Business Combination, you refer to Adjusted EBITDA and cash flow. Please revise your disclosure to identify these measures as non-GAAP. In addition, please expand your disclosure to provide a more detailed discussion of how the
         Adjusted EBITDA was calculated.
Certain Prospective Financial Information of DigiAsia, page 146

4. Please disclose the material assumptions underlying the projections for Total Expenses. If material, disclose projected operating and other expenses. Refer to
Item 10(b)(3)(i) of
         Regulation S-K.
5.       We note that your disclosure regarding DigiAsia   s initial
projections for the fiscal year
         ending December 31, 2023 includes non-GAAP measures such as total forecasted revenue and EBITDA. Please revise to further quantify each material assumption that formed the basis for the initial projections. In addition, please disclose the reasons management believes these non-GAAP measures provide useful information to investors.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 182

6. The additional paid-in capital of $19,714,571 for StoneBridge on the Unaudited Pro
         Forma Condensed Balance Sheet should reconcile to the additional paid-in capital of $0 as presented on your Interim Unaudited Condensed Consolidated Balance Sheets on page F-
         24. Please revise.
7. Please present the historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.
 Bhargav Marepally
FirstName  LastNameBhargav
StoneBridge  Acquisition Corp. Marepally
Comapany
July       NameStoneBridge Acquisition Corp.
     25, 2023
July 25,
Page  3 2023 Page 3
FirstName LastName
DigiAsia's Business, page 206

8. We note your disclosure on page 61 and on pages F-51 and F-72, that the API revenues from one major customer accounted for approximately 87% and 92% of your total revenue for the years ended December 31, 2022 and 2021, respectively, and that such arrangements are protected through multi-year contracts. Given that API sales accounted for a substantial majority your revenue, identify this major customer, disclose that material terms of the agreement with that customer including any termination provisions, and file agreement contract as an exhibit or tell us why it is not required.
         Additionally, tell us whether any material contractual rights may be triggered as a result of the business combination.
Intellectual Property, page 234

9. Please expand your disclosure to provide additional description of your patent portfolio.
         For each material patent and patent application, disclose the scope and technology of each, the type of patent protection, jurisdiction, and expiration dates. Consider including tabular disclosure for ease of use.
DigiAsia's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 248

10. You indicate that you believe DigiAsia's management effectively manages their key performance metrics. However, you do not identify any key performance indicators or quantify any of those metrics in your prospectus. Please revise where appropriate to provide and quantify the material key performance indicators DigiAsia's management uses in evaluating their business operations.
Results of Operations
Revenues, page 252

11. You disclose that the increase in API service revenue of 38.2% in 2022 was driven by an increase in API hits. Additionally, you disclose on page 147 that DigiAsia expects to achieve more than 7.0 billion API hits for the fiscal year ending December 2023 resulting in a total forecasted revenue of $100.19M. Please tell us whether you consider API hits to be a key performance indicator and metric and what consideration was given to quantifying these amounts as part of the discussion on the impact to revenue. Refer to
         Item 303(a) of Regulation S-K and SEC Release No. 33-10751.
Liquidity and Capital Resources, page 253

12. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to
         Item 303(b)(1) of Regulation S-K.
 Bhargav Marepally
StoneBridge Acquisition Corp.
July 25, 2023
Page 4
DigiAsia Relationships and Related Party Transactions, page 272

13. We note your disclosure that during the year ended December 31, 2021, DigiAsia entered into a joint venture agreement and acquired 24.90% ownership share in PT Platform
         Prabayar Nusantara for a consideration of $52,320. Please revise your disclosure to include additional information about the type of business PT Platform Prabayar Nusantara is involved in and the directors or officers that oversee the operations of the company.
         Additionally, discuss how the acquisition of the company aligns with
DigiAsia   s line of
         business and future growth opportunities.
DigiAsia Audited Financial Statements
Notes to Consolidated Financial Statements
Business concentration risk - Major customer, page F-51

14.      You disclose that "The Company has one major customer that accounted for
         approximately 87% and 92% of the revenue for the years ended December 31, 2022, and
         December 31, 2021 respectively". Please tell us what consideration you gave to providing financial statements of your customer due to its significance. Those financial statements may be necessary to reasonably inform investors about your financial position, results of operations and/or cash flows. You should also consider whether financial or other information about the significant customer is necessary under other disclosure requirements. Generally, known trends, demands, commitments, events and uncertainties related to customers, whether affiliated or unaffiliated, that are reasonably likely to have a material effect on you should be identified, quantified and analyzed
by the company   s
         management in its MD&A.
n. Revenue Recognition and Contract Assets and liabilities, page F-55

15. You disclose that the Group derives its revenues from digital services, and a majority of
         the Group   s revenues are generated through Application Programming
interface (API)
         services. Please clarify whether these services are accounted for as a single performance obligation or multiple performance obligations in your sales arrangements. For arrangements with multiple performance obligations, clarify how you determine the transaction price and how you allocate the transaction price to each performance obligation. Refer to ASC 606-10-50-12 and ASC 606-10-50-20.
16. You disclose that a performance obligation may be satisfied at a point in time or over time and only the commission income is included within revenue when the Group acts as an agent for selling services. Please identify the revenue stream or offering where you
FirstName LastNameBhargav Marepally
       concluded that you are the agent. Further, please tell us how you concluded that you are
Comapany    NameStoneBridge
       the principal in each of Acquisition Corp. offerings. Refer to ASC 606-10-55-36 and 55-
                                the other revenue
July 25,40.
         2023 Page 4
FirstName LastName
 Bhargav Marepally
FirstName  LastNameBhargav
StoneBridge  Acquisition Corp. Marepally
Comapany
July       NameStoneBridge Acquisition Corp.
     25, 2023
July 25,
Page  5 2023 Page 5
FirstName LastName
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Senior Staff Accountant, Amanda Kim, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray,
Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at
(202) 551-3334
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Michael J. Blankenship